

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2025

David Johnson
Chief Financial Officer
Drilling Tools International Corporation
3701 Briarpark Drive
Suite 150
Houston, Texas 77042

      Re: Drilling Tools International Corporation
            Registration Statement on Form S-3
            Filed January 2, 2025
            File No. 333-284109

Dear David Johnson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Claudia Rios at 202-551-8770 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: Ben Smolij, Esq.